****4/1 3/5/2003

VF 3-6-03

03011287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 WASH, D.C. 165 SECTION

SEC FILE NUMBER
8- 53115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Insight Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 Olympic Blvd., Suite 5005 West
(No. and Street)

Santa Monica (City) CA (State) 90404 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Ostrow 310-586-3229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Joel Ostrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Insight Advisors LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD J. ALVAREZ
Commission # 1353917
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2006

Joel Ostrow
Signature

CFO
Title

Richard J. Alvarez
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Members
Insight Advisors, LLC:

We have audited the accompanying statement of financial condition of Insight Advisors, LLC as of December 31, 2002 and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insight Advisors LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
February 14, 2003

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

INSIGHT ADVISORS, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	222,619
Short-term investments		321,572
Receivables from brokers		12,941
Investment in Packard Market Neutral U.S. Partners, LLC		282,574
Equipment (net of accumulated depreciation of $54,823)		18,879
Other assets		30,239
	$	888,824

Liabilities and Members' Capital

Accounts payable and accrued liabilities	$	61,279
Deferred rent expense		36,724
Total liabilities		98,003
Members' capital		790,821
Total members' capital		790,821
Total liabilities and members' capital	$	888,824

See accompanying notes to financial statements.

INSIGHT ADVISORS, LLC

Statement of Operations

Year ended December 31, 2002

Revenues:		
Management advisory fees	$	531,099
Performance fees		332,262
Investment loss		(348,114)
Commissions		63,911
Interest income		6,017
		585,175
Expenses:		
Compensation and benefits		885,317
General and administrative		365,686
Rent expense		252,196
Professional services		84,858
Depreciation		21,383
Interest expense		3,334
Total expenses		1,612,774
Net loss	$	(1,027,599)

See accompanying notes to financial statements.

INSIGHT ADVISORS, LLC

Statement of Changes in Members' Capital

Year ended December 31, 2002

Balance at December 31, 2001	$	1,703,420
Capital contributed		615,000
Capital withdrawn		(500,000)
Net loss		(1,027,599)
Balance at December 31, 2002	$	790,821

See accompanying notes to financial statements.

INSIGHT ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(1,027,599)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation		21,383
Deferred rent		1,211
(Increase) decrease in operating assets:		
Short-term investments		(6,016)
Investments in Packard Market Neutral U.S. Partners, LLC		(282,574)
Due from brokers		46,431
Other assets		(3,656)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities		(89,817)
Net cash used in operating activities		(1,340,637)
Cash flows from investing activities:		
Purchase of equipment		(21,362)
Net cash used in investing activities		(21,362)
Cash flows from financing activities:		
Capital contributions		615,000
Capital withdrawals		(500,000)
Net cash provided by financing activities		115,000
Net decrease in cash		(1,246,999)
Cash at beginning of year		1,469,618
Cash at end of year	$	222,619
Supplemental cash flow information:		
Interest paid	$	3,334

See accompanying notes to financial statements.

(1) Background

Insight Advisors, LLC (the Company) is a registered broker-dealer and investment advisor which focuses on the investment objectives and liquidity needs of high net worth individuals, closely held corporations, 401(k) Plans, and charitable trusts. The Company was formed in 1999 as a Delaware limited liability company and completed its registration as a broker-dealer with the NASD in May of 2001.

In connection with its activities as a broker-dealer, the Company does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments that have a maturity at acquisition of three months or less.

(b) Short-Term investments

Short-term investments represent certificates of deposit held by the Company that mature within one year.

(c) Security Transactions

All security transactions are accounted for on a trade-date basis.

(d) Investments in Private Investment Funds

The Company accounts for its investment in Packard Market Neutral U.S. Partners, LLC (see note 3) under the equity method of accounting which approximates fair value. The investments are recorded at their initial investment plus or minus the Company's share of undistributed net income or loss less distributions. Declines in the value of the Company's investments in the Funds that are other than temporary are recognized when evidence indicates that such a decline has occurred. The Company has not recorded an impairment charge on its investment in the Fund.

(e) Fixed Assets

Fixed assets consist of computer equipment, furniture, and leasehold improvements, which are stated at cost less accumulated depreciation. Fixed assets are depreciated on a straight-line basis over the estimated useful life of the asset which ranges from three to five years. Leasehold improvements are amortized over the life of the lease. Maintenance and repairs on equipment are charged to expense in the period incurred.

(f) Income Taxes

The Company was formed as a limited liability company and has elected to be taxed as a partnership. As such, the earnings or loss of the Company flows to the members for inclusion on their tax returns.

(g) Fair Value of Financial Instruments

The Company records its investment in financial instruments at fair value or at amounts that are considered to approximate fair value.

(Continued)

(h) Use of Estimates

In preparing these financial statements, management of the Company is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from these estimates.

(3) Management Advisory Fees

Beginning in February of 2002, the Company began serving as investment manager to the Packard Market Neutral U.S. Partners, LLC, (the Fund) a Delaware limited liability company organized as a private investment company with the objective of achieving long-term capital appreciation with low return volatility by seeking to exploit pricing inefficiencies in equity securities. In its role as advisor, the Company earns management fees computed monthly at a rate of 0.083% of each member's beginning capital account for the month. In addition, the Company is entitled to a performance allocation calculated at the end of each quarter in an amount equal to 20.0% of the net capital appreciation allocated to the capital account of each member within the Fund for such fiscal quarter. During the year ended December 31, 2002, the Company earned management and performance fees from Packard Market Neutral U.S. Partners, LLC of $114,416 and $65,386, respectively.

Beginning in March of 2002, the Company also began serving as investment manager to the Packard Market Neutral Fund, Ltd., (the Offshore Fund) a company registered within the Caymen Islands with the same investment objective as the Fund. In its role as advisor to the Offshore Fund, the Company earns management fees computed monthly at a rate of 0.083% of each member's beginning capital account for the month. The Company is also entitled to a performance allocation calculated at the end of each quarter in an amount equal to 20.0% of the net capital appreciation allocated to the capital account of each member within the Offshore Fund for such fiscal quarter. During the year ended December 31, 2002, the Company earned management and performance fees from Packard Market Neutral Fund, Ltd of $344,996 and $266,876, respectively.

The assets of the Fund as well as the Offshore Fund (collectively the Feeders) are invested in Packard Market Neutral Master, Ltd., (the Master) an investment company registered within the Cayman Islands. The Company serves as the investment manager to the Master but receives no management or performance fees for these services other than those previously described for the Feeders.

Under the terms of a contractual investment management agreement that was in place through February 2002, the Company earned base management fees from the SMM Trust (the Trust), an investment vehicle owned by a relative of one of the Company's managing members. Base management fees were earned at an annual rate of 0.50% of the first $100 million of market value of the Trust's net assets plus 0.10% of the market value of the Trust's net assets in excess of $100 million. Such base management fees were receivable from the Trust each quarter in advance based on the net asset of the Trust as of the close of business on the last business day of the preceding quarter. During the year ended December 31, 2002, the Company earned base management fees from the trust of $61,465.

The Company was also entitled to earn performance fees from the Trust based on the terms of the advisory agreement. Performance fees were calculated quarterly and payable in arrears in an amount equal to 10.00% of the cumulative net profits of the Trust since the inception of the Company's management less: (a) the total of all prior management advisory and performance fees charged to the Trust, (b) all operating costs charged at the Trust level, and (c) an imputed interest charge applied to the Trust's net assets. Net

(Continued)

profits for purposes of calculating the performance fee were defined to be the sum of all realized and unrealized gains and losses on the Trust's net assets. The Company recognized no performance fees from the Trust during the year ended December 31, 2002.

The terms of the investment advisory agreement with the Trust also provided that the Company was to be reimbursed for certain valuation costs incurred in managing the Trust. Included in management advisory fees for the year ended December 31, 2002 are $10,222 in valuation costs incurred by the Company.

(4) Commissions

The Company earns commissions on the sales of mutual fund products to its customers. Such fees are recorded as revenues when cash is received.

(5) Investment Income (Loss)

During 2002, the Company invested for its own proprietary account. The investment strategies employed involved the use of certain swap agreements that involve commitments to exchange components of income (generally returns) pegged to the underlying assets based on a notional principal amount. The Company accounted for the swap agreements under the accrual method, whereby the net amount to be received or paid under the agreement is accrued through each settlement date. With such contracts, the Company bears the risk of loss of the amount expected to be received under the swap agreement in the event of default or bankruptcy of a counterparty. As of December 31, 2002, the Company had no outstanding swap agreements.

(6) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer security transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance; however, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The settlement of these transactions is not expected to have a material effect on the Company's financial statements.

(7) Commitments

The Company is obligated under an operating lease agreement for its office space in Santa Monica, California. Future minimum annual lease payments under the agreement are as follows:

2003	$ 253,234
2004	265,957
2005	22,252
	$ 541,443

In connection with the lease of their office space, the Company is required to maintain a letter of credit in the amount of $315,000. The letter of credit can be drawn on by the Company's landlord in the event that the Company's rent is not paid on a timely basis. As of December 31, 2002, the Company had a letter of credit with California Bank and Trust with a maturity date of February 9, 2003, which was collateralized by $315,000 of the Company's short-term investments.

No borrowings were made against the line during 2002 but the Company was charged fees at an annual rate of 1% on the unused borrowings under the terms of the borrowing agreement. In February of 2003, the line of credit was extended to mature on February 9, 2004.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company must maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2002, the Company had net capital of $138,177 which was $131,644 in excess of required net capital.

(9) Subsequent Events

In 2003, the Company entered into an agreement to serve as the investment manager of funds owned by a relative of one of the Company's managing members. The Company will be entitled to a performance allocation calculated at the end of each quarter in an amount equal to 10.0% of the net capital appreciation, subject to an initial claw back provision of 5%.

In January 2003, investors redeemed shares worth $14.1 million from the Fund and the Offshore Fund. Of the $14.1 million in redemptions, $8.1 million was redeemed at the request of the Company in order to comply with concentration provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The redemptions represent approximately 21% of the combined capital of the Fund and the Offshore Fund as of December 31, 2002.

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Report on Internal Control

The Members
Insight Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Insight Advisors LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 150-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) making quarterly securities examinations, counts, verifications, and comparisons, 2) recordation of differences required by Rule 17a-13 and 3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member of the Company, management, the SEC and NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2003

Schedule

INSIGHT ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

Year ended December 31, 2002

Net capital:		
Total members' capital	$	790,821
Less nonallowable assets:		
Receivables, aged more than 30 days		5,952
Equipment, net		18,879
Investment not readily marketable		282,574
Other assets		30,239
Net capital before haircuts on securities		453,177
Haircuts on securities:		
Pledged short-term investments		315,000
Net capital	$	138,177
Aggregate indebtedness:		
Accounts payable and accrued liabilities	$	61,279
Deferred rent expense		36,724
Total aggregate indebtedness	$	98,003
Computation of basic net capital requirement:		
Net capital required:		
Greater of $5,000 or 6-2/3% of aggregate indebtedness	$	6,533
Net capital in excess of requirements		131,644
Ratio of aggregate indebtedness to net capital		0.71 to 1

The reconciliation of net capital under Rule 15c3-1(A)(1)(11) as of December 31, 2002, computed by Insight Advisors, LLC in its Form X-17a-5, Part 11, filed with NASD Regulation, Inc. on January 23, 2003, and the above computation, which is based upon audited financial statements, is as follows.

		As reported in Part 11A of form X-17A-5	Difference (1)		As reported herein
Net capital	$	165,357	(27,180)	(1)	138,177
Aggregate indebtedness		63,834	34,169	(2)	98,003
Net capital in excess of requirements		160,357	(28,713)	(2)	131,644
Ratio of aggregate indebtedness to net capital		0.386 to 1			0.71 to 1

(1) Due to changes in operating expenses recorded.
(2) Due to changes in operating expenses recorded and accrued liabilities not previously reported in aggregate indebtedness.

See accompanying independent auditors' report.